
March 22, 2012

Via E-mail
Dr. Christopher L. Coccio
Chief Executive Officer and Chairman
Sono-Tek Corporation
2012 Route 9W
Milton, New York 12547

>   **Re: Sono-Tek Corporation**
>   **Form 10-K for the Fiscal Year Ended February 28, 2011**
>   **Filed May 23, 2011**
>   **File No. 0-16035**

Dear Dr. Coccio:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant